SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.      )*

LAVA THERAPEUTICS N.V.

(Name of Issuer)

Common shares, €0.12 nominal value per share

(Title of Class of Securities)

N51517105

(CUSIP number)

M.O.J.M. Perret

Cooperatieve Gilde Healthcare IV U.A.

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP NO. N51517105		Page 1 of 11 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare IV U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,421,170 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,421,170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,421,170 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.38% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Edwin de Graaf, Marc Olivier Perret and Martemanshurk B.V. (of which Pieter van der Meer is the owner and manager).

(2)

Based on 25,352,257 shares of common stock outstanding of LAVA Therapeutics N.V. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on March 26, 2021.

13D
CUSIP NO. N51517105		Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare IV Management B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,421,170 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,421,170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,421,170 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.38% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Edwin de Graaf, Marc Olivier Perret and Martemanshurk B.V. (of which Pieter van der Meer is the owner and manager).

(2)

Based on 25,352,257 shares of common stock outstanding of LAVA Therapeutics N.V. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on March 26, 2021.

13D
CUSIP NO. N51517105		Page 3 of 11 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,421,170 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,421,170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,421,170 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.38% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk B.V. (of which Pieter van der Meer is the owner and manager).

(2)

Based on 25,352,257 shares of common stock outstanding of LAVA Therapeutics N.V. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on March 26, 2021.

13D
CUSIP NO. N51517105		Page 4 of 11 Pages

1	NAMES OF REPORTING PERSON Marc Olivier Perret
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,421,170 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,421,170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,421,170 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.38% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Edwin de Graaf, Marc Olivier Perret and Martemanshurk B.V. (of which Pieter van der Meer is the owner and manager).

(2)

Based on 25,352,257 shares of common stock outstanding of LAVA Therapeutics N.V. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on March 26, 2021.

13D
CUSIP NO. N51517105		Page 5 of 11 Pages

1	NAMES OF REPORTING PERSON Edwin de Graaf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,421,170 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,421,170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,421,170 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.38% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management BV is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Edwin de Graaf, Marc Olivier Perret and Martemanshurk B.V. (of which Pieter van der Meer is the owner and manager).

(2)

Based on 25,352,257 shares of common stock outstanding of LAVA Therapeutics N.V. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on March 26, 2021.

13D
CUSIP NO. N51517105		Page 6 of 11 Pages

1	NAMES OF REPORTING PERSON Martemanshurk B.V. (100% owned by Pieter van der Meer)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,421,170 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,421,170 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,421,170 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.38% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Edwin de Graaf, Marc Olivier Perret and Martemanshurk B.V. (of which Pieter van der Meer is the owner and manager).

(2)

Based on 25,352,257 shares of common stock outstanding of LAVA Therapeutics N.V. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on March 26, 2021.

13D
CUSIP NO. N51517105		Page 7 of 11 Pages

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common shares, nominal value €0.12 per share (“Common Stock”), of LAVA Therapeutics N.V., a Netherlands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Yalelaan 60, 3584 CM Utrecht, the Netherlands.

Item 2. Identity and Background.

(a) This Statement is being filed by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”), Gilde Healthcare IV Management BV (“GHCIVM”), Gilde Healthcare Holding BV (“GHH”, and together with Gilde Healthcare and GHCIVM, the “Reporting Entities”); and the managing partners of GHH: Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager) (together, the “Managing Partners”). The Reporting Entities and Managing Partners are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The business address of the principal offices of each Reporting Person is Newtonlaan 91, 3584 BP Utrecht, the Netherlands.

(c) GHCIVM manages and advises Gilde Healthcare and is owned by GHH. Gilde Healthcare makes venture capital investments in companies developing biotechnology, molecular diagnostics and medical technology products.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GHCIVM, GHH and Martemanshurk BV are limited liability companies organized under Dutch law. Gilde Healthcare is a private equity investment fund organized under Dutch law. Marc Olivier Perret is a citizen of France. Edwin de Graaf and Pieter van der Meer are citizens of the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

In January 2018, Gilde Healthcare purchased 1,706,120 shares (as adjusted for the Issuer’s March 2021 stock split) of the Issuer’s Series B convertible preferred stock at an aggregate purchase price of €7,000,363. In September 2020 and March 2021, Gilde Healthcare purchased an aggregate 2,381,717 shares (as adjusted for the Issuer’s March 2021 stock split) of the Issuer’s Series C convertible preferred stock at an aggregate purchase price of €11,999,183. On March 29, 2021, upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), each share of the Issuer’s Series B convertible preferred stock and Series C convertible preferred stock automatically converted into one share of the Issuer’s Common Stock (the “Conversion”).

In addition, on March 29, 2021, in connection with the Offering, Gilde Healthcare purchased an additional 1,333,333 shares of Common Stock for a purchase price per share of $15.00 and an aggregate purchase price of $19,999,995 (the “Purchase”). Following the Conversion and the Purchase, Gilde Healthcare directly held an aggregate of 5,421,170 shares of Common Stock.

All shares of the capital stock of the Issuer purchased by Gilde Healthcare have been purchased using investment funds provided to Gilde Healthcare. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

13D
CUSIP NO. N51517105		Page 8 of 11 Pages

Stefan Luzi, Ph.D., a partner at Gilde Healthcare, serves as a member of the board of directors of the Issuer. In addition, in his capacity as a director, Dr. Luzi may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards, pursuant to a plan or policy with regard to compensation of members of the board of directors of the Issuer.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) According to the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on March 26, 2021, there were 25,352,257 shares of Common Stock outstanding after the closing of the Offering.

Gilde Healthcare is the record holder of an aggregate of 5,421,170 shares of Common Stock, which represents beneficial ownership of approximately 21.38% of the outstanding shares of Common Stock after the closing of the Offering.

GHCIVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

As a result, each of the Reporting Persons may beneficially own an aggregate of 5,421,170 shares of Common Stock, or approximately 21.38% of the outstanding Common Stock.

(b) Each Reporting Person has shared power to vote and dispose of 5,421,170 shares of Common Stock.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only Gilde Healthcare has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Gilde Healthcare.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference. In connection with its purchase of shares of the Issuer’s preferred stock, Gilde Healthcare and certain of the Issuer’s other investors are party to an Amended and Restated Shareholders’ Agreement, dated September 15, 2020, with the Issuer (the “Shareholders’ Agreement”). Certain provisions of the Shareholders’ Agreement, including the Issuer’s obligation to enter into a registration rights agreement with certain of its shareholders, will survive the termination of the Shareholders’ Agreement upon the consummation of the Offering. The terms and provisions of the Shareholders’ Agreement are described more fully in the Issuer’s Registration Statement on Form F-1 (File No. 333-253795) declared effective by the Commission on March 24, 2021 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Shareholders’ Agreement, which is filed as Exhibit 99.2 to this Statement and is incorporated herein by reference.

In connection with the Offering, Gilde Healthcare entered into a lock-up agreement, pursuant to which Gilde Healthcare agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 99.3 to this Statement and is incorporated herein by reference.

13D
CUSIP NO. N51517105		Page 9 of 11 Pages

Upon consummation of the Offering, the Issuer entered into an indemnification agreement with each of its directors, including Dr. Luzi. The indemnification agreement requires the Issuer, among other things, to indemnify Dr. Luzi against expenses and liabilities to the fullest extent permitted by law, and for related expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by Dr. Luzi in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 99.4 to this Statement and is incorporated herein by reference.

Dr. Luzi, in his capacity as director, may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards pursuant to a plan or policy with regard to compensation of members of the board of directors of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated March 31, 2021, by and among the Reporting Persons (filed herewith).

99.2	Amended and Restated Shareholders’ Agreement, dated September 15, 2020, by and among the Issuer and certain of its Shareholders named therein (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on March 24, 2021 (SEC File No. 333-253795) and incorporated herein by reference).

99.3	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit D to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on March 24, 2021 (SEC File No. 333-253795) and incorporated herein by reference).

99.4	Form of Indemnification Agreement for non-executive directors (filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form F-1 as filed with the Commission on March 23, 2021 (SEC File No. 333-253795) and incorporated herein by reference).

13D
CUSIP NO. N51517105		Page 10 of 11 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: March 31, 2021	COOPERATIEVE GILDE HEALTHCARE IV U.A.

By: GILDE HEALTHCARE IV MANAGEMENT BV
Its: Manager

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

GILDE HEALTHCARE IV MANAGEMENT BV

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

GILDE HEALTHCARE HOLDING BV

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

/s/ Marc Olivier Perret
Marc Olivier Perret

/s/ Edwin de Graaf
Edwin de Graaf

MARTEMANSHURK BV

	By:	/s/ Pieter van der Meer
	Name:	Pieter van der Meer
	Title:	Managing Partner